Exhibit 99.1

Pinduoduo Announces Third Quarter 2018 Unaudited Financial Results

SHANGHAI, CHINA —November 20, 2018 — Pinduoduo Inc. (“Pinduoduo” or the “Company”) (NASDAQ:PDD), an innovative and fast growing “new e-commerce” platform and one of the leading Chinese e-commerce players, today announced its unaudited financial results for the third quarter ended September 30, 2018.

Third Quarter 2018 Highlights

•                          GMV1 in the twelve-month period ended September 30, 2018 was RMB344.8 billion (US$250.2 billion), an increase of 386% from RMB70.9 billion in the twelve-month period ended September 30, 2017.

•                          Total revenues were RMB3,372.4 million (US$491.0 million), an increase of 697% year-over-year.

•                          Average monthly active users3 in the quarter were 231.7 million, an increase of 226% from 71.1 million in the same quarter of 2017.

•                          Active buyers4 in the twelve-month period ended September 30, 2018 were 385.5 million, an increase of 144% from 157.7 million in the twelve-month period ended September 30, 2017.

•                          Annual spending per active buyer5 in the twelve-month period ended September 30, 2018 was RMB894.4 (US$130.2), an increase of 99% from RMB449.2 in the twelve-month period ended September 30, 2017.

“We delivered another quarter of strong and sustained growth,” said Mr. Zheng Huang, Chairman and Chief Executive Officer of Pinduoduo. “GMV in the last twelve months increased 386% year-over-year to RMB344.8 billion while active buyers rose 144% year-over-year to 385.5 million, as our unique and fun shopping experience with value-for-money products continued to gain traction amongst consumers. Annual spending per active buyer almost doubled during the same period, demonstrating increasing consumer trust in our platform. Going forward, we will continue to invest in technology and we remain confident that we can achieve our vision of ‘Costco meets Disneyland.’”

1  “GMV” refers to the total value of all orders for products and services placed on the Pinduoduo mobile platform, regardless of whether the products and services are actually sold, delivered or returned. Buyers on the platform are not charged for shipping fees in addition to the listed price of merchandise. Hence, merchants may embed the shipping fees in the listed price. If embedded, then the shipping fees are included in GMV. As a prudential matter aimed at eliminating any influence on Pinduoduo’s GMV of irregular transactions, the Company excludes from its calculation of GMV transactions over certain amounts (RMB100,000) and transactions by buyers over a certain amount (RMB1,000,000) per day.

2  This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.8680 to US$1.00, the noon buying rate in effect on September 28, 2018 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

3  “Monthly active users” refers to the number of user accounts that visited the Pinduoduo mobile app during a given month, which does not include those that accessed the platform through social networks and access points.

4  “Active buyers” in a given period refers to the number of user accounts that placed one or more orders (i) on the Pinduoduo mobile app, and (ii) through social networks and access points in that period, regardless of whether the products and services are actually sold, delivered or returned.

5  “Annual spending per active buyer” in a given period refers to the quotient of total GMV in that period divided by the number of active buyers in the same period.

“We generated healthy revenue growth of 697% year-over-year and 24% sequentially during the quarter,” added Mr Tian Xu, Vice President of Finance of Pinduoduo. “The momentum seen in our MAU growth this quarter demonstrates to a degree how the investment in marketing we have been making over the past few quarters has been effective and will continue to pay off in the long term. With the expected net loss, we still generated positive operating cash flow for the third consecutive quarter this fiscal year, which we believe shows our ability to manage our net working capital efficiently.”

Third Quarter 2018 Financial Results

Total revenues were RMB3,372.4 million (US$491.0 million), an increase of 697% from RMB423.0 million in the same quarter of 2017 and an increase of 24% sequentially from RMB2,709.0 million in the previous quarter. The increases were primarily due to an increase in revenues from online marketing services.

•                          Revenues from online marketing services were RMB2,974.1 million (US$433.0 million), an increase of 927% from RMB289.6 million in the same quarter of 2017, and an increase of 25% sequentially from RMB2,371.0 million in the previous quarter.

•                          Revenues from commission fees were RMB398.3 million (US$58.0 million), an increase of 198% from RMB133.5 million in the same quarter of 2017, and an increase of 18% sequentially from RMB338.1 million in the previous quarter.

Total costs of revenues were RMB774.7 million (US$112.8 million), an increase of 315% from RMB186.8 million in the same quarter of 2017, and an increase of 100% sequentially from RMB387.8 million in the previous quarter. The increase from last quarter was mainly due to higher costs for cloud services, our call center and merchant support.

Total operating expenses were RMB3,867.2 million (US$563.1 million), compared with RMB470.6 million in the same quarter of 2017.

•                          Sales and marketing expenses were RMB3,229.6 million (US$470.2 million), an increase of 655% from RMB427.9 million in the same quarter of 2017, mainly due to an increase in branding campaigns and online and offline advertisement and promotions.

•                          General and administrative expenses were RMB305.6 million (US$44.5 million), a significant increase from RMB7.0 million in the same quarter of 2017, primarily due to an increase in headcount and share-based compensation expenses.

•                          Research and development expenses were RMB332.0 million (US$48.3 million), an increase of 828% from RMB35.8 million in the same quarter of 2017. The increase was primarily due to an increase in headcount and the recruitment of more experienced R&D personnel, as well as an increase in the R&D related cloud services expenses.

Operating loss was RMB1,269.5 million (US$184.8 million), compared with operating loss of RMB234.4 million in the same quarter of 2017. Non-GAAP operating loss6 was RMB790.0 million (US$115.0 million), compared with RMB230.9 million in the same quarter of 2017.

Net loss attributable to ordinary shareholders was RMB1,098.3 million (US$159.9 million), compared with RMB221.4 million in the same quarter of 2017. Non-GAAP net loss attributable to ordinary shareholders7 was RMB618.9 million (US$90.1 million), compared with RMB218.0 million in the same quarter of 2017.

Basic and diluted net loss per ADS was RMB1.20 (US$0.16), compared with RMB0.52 in the same quarter of 2017. Non-GAAP basic and diluted net loss per ADS were RMB0.68 (US$0.08), compared with RMB0.48 in the same quarter of 2017.

Net cash provided by operating activities was RMB249.7 million (US$36.4 million), compared with net cash used in operating activities of RMB682.1 million in the same quarter of 2017, primarily due to an increase in online marketing services revenue.

Cash and cash equivalents were RMB15.0 billion (US$2.2 billion) as of September 30, 2018, compared with RMB3.1 billion as of December 31, 2017.

6  Non-GAAP operating income/(loss) is defined as operating income/(loss) excluding share-based compensation expenses. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

7  Non-GAAP net income/(loss) attributable to ordinary shareholders is defined as net income/(loss) attributable to ordinary shareholders excluding share-based compensation expenses. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Conference Call

The Company will host a conference call to discuss the earnings at 8:00 AM U.S. Eastern Time on Tuesday, November 20, 2018 (9:00 PM Beijing/Hong Kong Time on Tuesday November 20, 2018).

Dial-in numbers for the live conference call are as follows:

International	+65-6713-5090
Mainland China	4006-208-038
U.S.	+1-845-675-0437
U.K.	+44-203-621-4779
Hong Kong	+852-3018-6771
Passcode:	Pinduoduo

A telephone replay of the call will be available after the conclusion of the conference call for one week.

Dial-in numbers for the replay are as follows:

International	+61-2-8199-0299
U.S.	+1-646-254-3697
Passcode:	4492336

A live and archived webcast of the conference call will be available on the Investor Relations section of Pinduoduo’s website at http://investor.pinduoduo.com/

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP operating income/(loss) and non-GAAP net income/(loss) attributable to ordinary shareholders, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company defines non-GAAP operating income/(loss) as operating income/(loss) excluding share-based compensation expenses. The Company defines non-GAAP net income/(loss) attributable to ordinary shareholders as net income/(loss) attributable to ordinary shareholders excluding share-based compensation expenses.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, which is a non-cash charge. The Company also believes that the non-GAAP financial measures could provide further information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to The Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as Pinduoduo’s strategic and operational plans, contain forward-looking statements. Pinduoduo may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Pinduoduo’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Pinduoduo’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to Pinduoduo’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Pinduoduo’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Pinduoduo undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Pinduoduo Inc.

Pinduoduo is an innovative and fast growing “new e-commerce” platform that provides buyers with value-for-money merchandise and fun and interactive shopping experiences. The Pinduoduo mobile platform offers a comprehensive selection of attractively priced merchandise, featuring a dynamic social shopping experience that leverages social networks as an effective and efficient tool for buyer acquisition and engagement.

For more information, please visit http://investor.pinduoduo.com/

For investor and media inquiries, please contact:

Pinduoduo Inc.

investor@pinduoduo.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

PINDUODUO INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	As of
	December 31,2017	September 30, 2018
	RMB	RMB	US$
	(Audited)	(Unaudited)

ASSETS
Current Assets
Cash and cash equivalents	3,058,152	14,960,018	2,178,220
Restricted cash	9,370,849	10,166,809	1,480,316
Receivables from online payment platforms	88,173	126,456	18,412
Short-term investments	50,000	7,511,280	1,093,664
Amounts due from related parties	442,912	693,919	101,037
Prepayments and other current assets	127,742	784,945	114,291
Total current assets	13,137,828	34,243,427	4,985,940

Non-current assets
Long-term investment	5,000	—	—
Property and equipment, net	9,279	19,110	2,782
Intangible asset	—	2,741,320	399,144
Loan to a related party	162,363	—	—
Total non-current assets	176,642	2,760,430	401,926

Total Assets	13,314,470	37,003,857	5,387,866

PINDUODUO INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	As of
	December 31,2017	September 30, 2018
	RMB	RMB	US$
	(Audited)	(Unaudited)

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICITS
Current Liabilities
Amounts due to related parties	76,057	571,816	83,258
Customer advances	56,453	165,044	24,031
Payable to merchants	9,838,519	10,793,733	1,571,598
Accrued expenses and other liabilities	360,393	1,082,774	157,656
Merchant deposits	1,778,085	3,629,887	528,522
Total current liabilities	12,109,507	16,243,254	2,365,065

Total Liabilities	12,109,507	16,243,254	2,365,065

Mezzanine equity	2,196,921	—	—

Shareholders’ (deficits)/equity
Ordinary Shares	54	142	20
Additional paid-in capital	61,326	28,677,619	4,175,541
Accumulated other comprehensive (loss)/income	(23,101)	986,807	143,682
Accumulated deficits	(1,030,237)	(8,903,965)	(1,296,442)
Total shareholders’ (deficits)/equity	(991,958)	20,760,603	3,022,801
Total liabilities, mezzanine equity, and shareholders’ (deficits)/equity	13,314,470	37,003,857	5,387,866

PINDUODUO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended September 30,			For the nine months ended September 30,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Online marketplace services	423,038	3,372,418	491,033	561,289	7,466,068	1,087,080
Merchandise sales	—	—	—	3,385	—	—
Total Revenues	423,038	3,372,418	491,033	564,674	7,466,068	1,087,080

Costs of revenues
Costs of online marketplace services	(186,768)	(774,684)	(112,796)	(345,754)	(1,481,214)	(215,669)
Costs of merchandise sales	—	—	—	(3,052)	—	—
Total costs of revenues	(186,768)	(774,684)	(112,796)	(348,806)	(1,481,214)	(215,669)

Gross profit	236,270	2,597,734	378,237	215,868	5,984,854	871,411

Sales and marketing expenses	(427,865)	(3,229,647)	(470,246)	(590,637)	(7,417,839)	(1,080,058)
General and administrative expenses	(6,998)	(305,569)	(44,492)	(121,558)	(6,135,003)	(893,274)
Research and development expenses	(35,780)	(331,997)	(48,340)	(76,693)	(590,844)	(86,029)
Total operating expenses	(470,643)	(3,867,213)	(563,078)	(788,888)	(14,143,686)	(2,059,361)

Operating loss	(234,373)	(1,269,479)	(184,841)	(573,020)	(8,158,832)	(1,187,950)

Interest income	20,650	164,819	23,998	41,891	351,583	51,191
Foreign exchange (loss)/gain	(9,028)	5,419	789	(10,024)	6,879	1,002
Other income, net	1,309	918	134	2,447	7,138	1,039

Loss before income tax	(221,442)	(1,098,323)	(159,920)	(538,706)	(7,793,232)	(1,134,718)
Income tax expenses	—	—	—	—	—	—
Net loss	(221,442)	(1,098,323)	(159,920)	(538,706)	(7,793,232)	(1,134,718)

PINDUODUO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended September 30,			For the nine months ended September 30,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net loss	(221,442)	(1,098,323)	(159,920)	(538,706)	(7,793,232)	(1,134,718)
Deemed distribution to certain holders of convertible preferred shares	—	—	—	—	(80,496)	(11,720)
Contribution from a holder of convertible preferred shares	—	—	—	26,413	—	—
Net loss attributable to ordinary shareholders	(221,442)	(1,098,323)	(159,920)	(512,293)	(7,873,728)	(1,146,438)

Earnings per share for Class A and Class B ordinary shares:
-Basic	(0.13)	(0.30)	(0.04)	(0.29)	(3.19)	(0.46)
-Diluted	(0.13)	(0.30)	(0.04)	(0.29)	(3.19)	(0.46)

Earnings per ADS (4 ordinary shares equals 1 ADS ):
-Basic	(0.52)	(1.20)	(0.16)	(1.16)	(12.76)	(1.84)
-Diluted	(0.52)	(1.20)	(0.16)	(1.16)	(12.76)	(1.84)

Weighted average number of Class A and Class B ordinary shares outstanding:
-Basic	1,758,769,820	3,678,050,953	3,678,050,953	1,766,653,448	2,467,081,597	2,467,081,597
-Diluted	1,758,769,820	3,678,050,953	3,678,050,953	1,766,653,448	2,467,081,597	2,467,081,597

PINDUODUO INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended September 30,			For the nine months ended September 30,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Online marketplace services
- Online marketing services	289,550	2,974,145	433,043	321,690	6,453,197	939,603
- Commission fees	133,488	398,273	57,990	239,599	1,012,871	147,477
Merchandise sales	—	—	—	3,385	—	—
Total	423,038	3,372,418	491,033	564,674	7,466,068	1,087,080

PINDUODUO INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended September 30,			For the nine months ended September 30,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Share-based compensation cost included in:
Costs of revenues	204	559	81	586	1,370	199
Sales and marketing expenses	305	180,468	26,277	1,082	213,961	31,153
General and administrative expenses	1,460	264,782	38,553	108,538	6,040,515	879,516
Research and development	1,521	33,652	4,900	3,631	57,715	8,403
Total	3,490	479,461	69,811	113,837	6,313,561	919,271

PINDUODUO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended September 30,			For the nine months ended September 30,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net cash (used in)/provided by operating activities	(682,119)	249,742	36,363	991,429	1,239,570	180,485
Net cash (used in)/provided by investing activities	(202,849)	(6,217,168)	(905,237)	83,577	(7,309,874)	(1,064,338)
Net cash (used in)/provided by financing activities	(14,051)	11,537,514	1,679,894	1,399,160	17,358,293	2,527,416
Effect of exchange rate changes on cash and cash equivalents	(17,592)	359,056	52,280	(34,388)	613,877	89,382

(Decrease)/increase in cash and cash equivalents	(916,611)	5,929,144	863,300	2,439,778	11,901,866	1,732,945
Cash and cash equivalents at beginning of period	4,676,232	9,030,874	1,314,920	1,319,843	3,058,152	445,275

Cash and cash equivalents at end of period	3,759,621	14,960,018	2,178,220	3,759,621	14,960,018	2,178,220

	For the three months ended September 30,			For the nine months ended September 30,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Loss	(234,373)	(1,269,479)	(184,841)	(573,020)	(8,158,832)	(1,187,950)
Add: Share-based compensation	3,490	479,461	69,811	113,837	6,313,561	919,271
Non- GAAP operating loss	(230,883)	(790,018)	(115,030)	(459,183)	(1,845,271)	(268,679)
Net loss attributable to ordinary shareholders	(221,442)	(1,098,323)	(159,920)	(512,293)	(7,873,728)	(1,146,438)
Add: Share-based compensation	3,490	479,461	69,811	113,837	6,313,561	919,271
Non- GAAP net loss attributable to ordinary shareholders	(217,952)	(618,862)	(90,109)	(398,456)	(1,560,167)	(227,167)

Non-GAAP basic earnings per share	(0.12)	(0.17)	(0.02)	(0.23)	(0.63)	(0.09)
Non-GAAP basic earnings per ADS	(0.48)	(0.68)	(0.08)	(0.92)	(2.52)	(0.36)
Non-GAAP diluted earnings per share	(0.12)	(0.17)	(0.02)	(0.23)	(0.63)	(0.09)
Non-GAAP diluted earnings per ADS	(0.48)	(0.68)	(0.08)	(0.92)	(2.52)	(0.36)